Exhibit 3

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON FORECASTS URANIUM SALES OF 1.8 MILLION POUNDS U3O8,
CASH FLOW FROM MINING OPERATIONS OF $19.5 MILLION AND
BUSINESS DEVELOPMENT INVESTMENTS OF $16.7 MILLION IN 2010
Toronto, ON — January 25, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) announces that its 2010 operating plan and budget is expected to result in the sale of 1.8 million pounds of U3O8, operating cash flow from mining activities of $19.5 million and net cash flow of $1.0 million after the investment of $16.7 million on business development activities and other net cash outflows of $1.8 million. “Our 2010 plan and budget will not only generate positive cash flow from our operations, while keeping us debt free in a weak uranium price environment, but will also generate sufficient cash flow to fund an aggressive exploration and development program to increase Denison’s production and profitability for the years ahead “ said Ron Hochstein, President and CEO of Denison. Unless otherwise stated all figures are in U.S. dollars.
2009 PRODUCTION AND SALES
Denison’s production in 2009 was 1.4 million pounds U3O8 and 501,000 lbs V2O5 from its U.S. operations and its 22.5% share of production from the McClean Lake operation in the Athabasca basin in Canada.
Uranium sales in 2009 totalled 1.1 million pounds U3O8 at an average realized price of $51.17 per pound U3O8. 2009 vanadium sales were 946,000 pounds V2O5. The average realized price was $4.74 per pound V2O5. Inventory available for sale at the end of 2009 is estimated at 484,000 pounds U3O8 and 777,000 pounds V2O5.
2010 OUTLOOK
Denison has used a U3O8 spot price of $49.00 per pound and a long term price of $64.00 per pound, a V2O5 price of $5.75 per pound and foreign exchange rate of US$1.00 = CDN$1.075 in developing this 2010 outlook.
In 2010 Denison is expected to have cash flow from its mine and milling operations in Canada and the United States of $19.5 million after capital expenditures of $17.5 million at its mines and mills. Business development expenditures of $15.1 million are planned on new mine development and exploration projects as well as $1.6 million on the search for new acquisitions designed to increase Denison’s annual uranium production to at least 10 million pounds per year by 2020. After accounting for all administration and other expenditures net cash flow is expected to be approximately $1.0 million in 2010. Cash balances are forecast to be $19.2 million at December 31, 2010 and Denison is expected to remain debt free throughout the year. There will be fluctuations in production and sales on a quarterly basis.
MINING OPERATIONS
Denison’s uranium production is expected to total 1.6 million pounds of U3O8 from ore in stockpile and from the Beaver, Pandora and Arizona 1 mines and from production from the alternate feed circuit at the White Mesa Mill in the United States, and its share from production at the McClean Lake mill in Canada. Vanadium production is expected to total approximately 2.8 million pounds of V2O5. This production is an increase of 14% in U3O8 production and a 460% increase in V2O5 production compared to 2009. The White Mesa mill is anticipated to begin processing conventional ore in March and to continue for the remainder of the year.

Uranium and vanadium sales are expected to be approximately 1.8 million pounds of U3O8 and 3.4 million pounds of V2O5 in 2010. Inventory available for sale at the end of 2010 is forecast to be 280,000 pounds of U3O8 and 195,000 pounds of V2O5 with an estimated value of $14.8 million at the 2010 budget prices.
Mining revenue is forecast to be approximately $119 million. After taking into account changes in accounts receivable, cash receipts will be approximately $116.6 million. Denison expects to achieve an average realized U3O8 price of $54.34 per pound sold in 2010 based on budgeted uranium prices, as noted above. The mining revenue includes vanadium revenue of $19.3 million.
The cash cost of production is expected to average $35.15 per pound of U3O8 net of vanadium credits, excluding sales royalties and mine stand-by costs.
Denison will incur expenditures at the Sunday Complex, Tony M Mine and Rim Mine in order to maintain them in a state where production can be resumed quickly when the uranium price makes it economically viable to do so. The standby costs are budgeted at $4.1 million for 2010.
BUSINESS DEVELOPMENT
Denison’s business development activities include advancement of its existing development stage projects and its exploration projects plus the search for new acquisitions, all with a view to increasing sustainable uranium production in the years ahead.
In 2010 Denison will participate in exploration programs on 10 properties in Canada and the United States. The total budget for these programs will be $11.5 million of which Denison’s share will be approximately $6.3 million. The most significant of these programs will be carried out to further define economic uranium resources on the Wheeler River property in Saskatchewan where the important new Phoenix discovery was made in 2009. A 45 hole, 22,500 metre drilling program has begun which will continue to evaluate the new discovery and test additional areas with known uranium mineralization along the same mineralized trend.
Exploration work in Canada will also be carried out on the Hatchet Lake, Turkey Lake, Park Creek, Moore Lake, McClean Lake, Midwest and Wolly projects at a total cost of $4.0 million. In the United States, work will be carried out on the Beaver and Pandora mine properties at a cost of $1.9 million in an effort to outline new resources which would extend the mine life of the existing operations on these properties.
On development stage projects a total of $8.8 million will be spent in 2010 of which $6.5 million will be incurred to advance the Zambian and Mongolian projects and to develop a longer term strategy for these assets and their development. In the United States, the permitting process will be advanced for the Pinenut, EZ1/EZ2 and Canyon deposits at a cost of $1.7 million in preparation for their development for production. In Canada, the McClean North underground development feasibility study will be advanced along with continued evaluation of the Midwest development project under the operatorship of majority owner AREVA Resources Canada at a cost of $0.6 million.
Denison has established a five year Business Development Plan which is designed to increase its uranium production to at least 10 million pounds per year by 2020. A minimum commitment of $10 million per year has been made to carry out exploration work and to seek out acquisition opportunities which will allow Denison to achieve its production targets. In 2010, a budget of $1.6 million has been established to initiate the search for and evaluation of advanced stage projects and producing mines with the potential to increase Denison’s production profile in the near term. This work will be focused on opportunities in Canada, the United States and in Africa. Denison expects to aggressively pursue those assets identified by the acquisitions program as being of economic interest.
Denison will, as appropriate, consider the sale and/or joint venturing of non-core assets as a means of financing growth opportunities identified during the 2010 acquisition search.
OTHER ACTIVITIES
Denison Environmental Services (DES) provides post closure mine care and maintenance services to a variety of customers and also manages Denison’s ongoing environmental obligations related to its past producing operations at Elliot Lake. In 2010, revenue from operations at DES is budgeted at $13.9 million and operating expenses are forecast to be $12.3 million. Capital expenditures and reclamation funding are projected to be $1.4 million. Net cash flow is expected to be $0.2 million.

Denison manages Uranium Participation Corporation (UPC) on a contractual basis and receives management fees and commissions for doing so. The management fees are budgeted at $1.4 million in 2010. The costs incurred to provide these services are included in the head office administration costs. UPC is a public company which invests in uranium on behalf of its shareholders.
Corporate administration expenses are forecast to be $6.4 million in 2010 and include all head office wages, benefits, office costs, public company expenses, legal, audit and investor relations expenses, excluding non-cash stock compensation expense of $1.9 million.
Other non-mining cash flow is expected to be approximately $3.0 million from the sale of marketable securities, royalties received, tax refunds, working capital adjustments and miscellaneous items.
SUMMARY
The 2010 operating plan and budget is expected to generate net cash flow of $1.0 million and a cash balance at the end of 2010 of $19.2 million. Denison expects to remain debt free throughout 2010 and is forecasting a net loss for the year of $18.5 million equal to $0.05 per share, after providing for depletion, depreciation and amortization.
About Denison
Denison Mines Corp. is a mid-sized uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two of the four conventional uranium mills currently operating in North America. Denison also has a portfolio of exploration and development projects in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein	(416) 979-1991 Extension 232
President and Chief Executive Officer

Jim Anderson	(416) 979-1991 Extension 372
Executive Vice President and CFO

James W. Gill	(416) 450-1851
Chairman
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.
Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 26, 2009, the Short Form Prospectus dated June 15, 2009, available at http://www.sedar.com and its Form 40-F available at http://www.sec.gov, as well as the following: volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; and geological, technical and processing problems.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.